Exhibit 99.3

Local Conference Call

JBS S/A (JBSS3)

2Q23 Earnings Results Call

August 15th, 2023

Operator: Good morning, and thank you for waiting. Welcome to the JBS S/A and JBS USA conference call to discuss the results for the second quarter of 2023.

With us here today we have Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

We would like to inform you that this event is being recorded and that all participants will only be listening to the conference call during the JBS presentation. Then we will start the question and answer session, when further instructions will be provided. If any of you need any assistance during the conference call, please request the help of an operator by typing * zero.

Before proceeding, we would like to clarify that any statements that may be made during this conference call, regarding future perspectives, constitute beliefs and assumptions of the Company’s Management. Forward-looking statements involve risks and uncertainties, as they refer to future events and, therefore, depend on circumstances that may or may not occur.

I would now like to give the floor to Mr. Gilberto Tomazoni, who will begin the presentation.

Please, Mr. Tomazoni, may you proceed.

Gilberto Tomazoni: Good morning everyone and thank you very much for participating in this conference call of our results for the second quarter of 2023.

The numbers that we will present today are a testament to the strength of our diversified global platform and our agility and capacity to implement the necessary operational measures to optimize our performance, both commercial and industrial.

As we had mentioned in the previous call, we took important measures this quarter to restore the efficiency and productivity of our businesses, Seara and beef in the United States. The first results began to appear, however, still below our expectations. We expect more significant results to appear in the coming quarters.

Even facing a global market with oversupply of poultry and narrower margins in the beef business in the United States, the promising prospects that we anticipate for 2023 have started to materialize. Although the scenario continues to be challenging for the protein sector, we are confident that we are on the way to recovering our margins. In this second quarter, we doubled margins compared to the first quarter of this year.

Looking to the near future, we see a scenario of greater balance in the supply of poultry, a positive potential for prices in the sector. In addition, we started to capture our cost structure from the drop in grain prices, a condition that benefits the chicken and pork businesses globally.

Australia is an excellent example when we talk about the strength of our geographic diversification and by type of protein. JBS Australia’s figures for the second quarter of 2023 show that we are already capturing the benefits of the increased supply of cattle, which is reflected in the significant improvement in our margins in the region.

Still talking about operations in Australia, it is worth mentioning that Huon has been performing above our expectations, confirming the success of our entry into the aquaculture sector.

In Brazil, the current cattle cycle is also favorable. The expansion of sales of higher value-added products, the strengthening of partnerships with suppliers and customers, the increase in demand in the domestic market and the opening of new markets abroad reinforce the positive scenario for beef in the coming quarters.

In the United States, the challenges for the beef business should remain for the coming months, given the scenario of tighter margins with a lower supply of cattle. Our diversification strategy has been complemented by investments in value-added products and strong brands in all the countries where we operate. At the end of March this year, we started production of breaded products at the Rolândia plant, in Paraná, and the results of this new operation are very encouraging so far.

Despite the challenging scenario, we had an important cash generation and, as a result, we kept our net debt in dollars stable, even investing R$1.8 billion in the expansion of our businesses and distributing R$2.2 billion in dividends. The increase in our leverage was already expected, and reinforcement that we are preparing for this moment, having lengthened the average term of our debts, increasing liquidity and reducing debt costs. All these factors lead us to believe that JBS has a unique position in the global protein industry and that the competitive advantages of our diversified global platform have not yet been properly recognized and priced by the market. That’s why we see our dual listing proposal, which we announced in July, as a transformational step and an important initiative to build us to go new avenues of growth, just as it was when we did the IPO in 2007.

Our dual listing strategy will bring more flexibility to finance the acceleration of growth within our financial policy, in addition to reducing our cost of capital. We will have access to a broader base of investors with great financial capacity, favoring unlocking the value of our shares and expanding our investment capacity. With the listing of bonds in the United States, we are now a company regulated by the Security & Exchange Commission (SEC) and we will also disclose our results in dollars. This meets the expectations of our investors to facilitate the comparison of our performance with that of our international peers.

I could not fail to mention that we started, now in August, the celebrations of the 70th anniversary of JBS, a company that was born with a small refrigerator in the interior of Goiás and is today one of the largest food companies in the world. We are confident that our diverse global platform, our culture and our people will continue to create value for all stakeholders and create opportunities for our communities and our more than 260,000 employees.

I would also like to thank you for closely following our story and I now turn the floor over to Guilherme, who will detail our results. William, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Before moving on to the operational and financial highlights, and complementing Tomazoni on the dual listing, I would like to emphasize the need for our investors to participate in the meeting that will deal with the issue. We have no doubts about the potential unlocking value that an event of this magnitude can bring to the company and its shareholders. In addition, in the last year, several bondholders have asked us to register the bonds with the SEC. Thus, we had requested the right of registration. We obtained the effectiveness of the registration in July of this year of the 11 Senior Notes that we have.

This important step is essential to expand the investor base, the liquidity of our notes and investor confidence. Since we announced the registration protocol on May 19, our spread over treasury has dropped by 1 percentage point, reducing the company’s cost of capital and the interest rate on future funding. JBS became, as Tomazoni mentioned, a company obliged to disclose its information to the SEC as of this quarter. We will make filings through the 6k form with financial statements and press release in dollars. This meets the desire of our investors to be able to better compare JBS with its international peers. It is also in line with the company’s operating structure, which has most of its revenues in dollars. As a result, starting next year, JBS will become Sox Compliant, having its financial statements compulsorily comply with the PCAOB standard, being subject to the FCPA, in addition to other factors that add to the company’s governance. Dual listing has the potential to add other governance improvements.

In June, we also paid interim dividends in the amount of R$2.2 billion, or US$448 million, which is equivalent to R$1 per share.

Moving on to the 12 side, we have the operating and financial highlights for the quarter. Net revenue for the second quarter was R$89 billion. Adjusted EBITDA amounted to R$4.5 billion, or US$903 million, representing a margin of 5% in the quarter. The net loss was R$264 million in the second quarter. As we commented on our last earnings call, we are confident in the gradual improvement of results when compared to the poor performance in the first quarter, and this materialized in the second quarter.

This confidence is based on the strategy of geographic diversification of proteins, but also on the full confidence in our ability to execute, which is fundamental in this industry, because we are quickly able to identify problems and address them appropriately.

Please, moving now to slide 13. Operating cash flow for the quarter was R$5.3 billion, or US$1.1 billion, an important improvement when compared to the first quarter. This result is the result of the improvement in operating income and working capital, which had a positive impact of R$1.8 billion, US$355 million. The main gains came from the improvement in Accounts Receivable and inventory reduction, as a result of the reduction in raw materials, mainly grains and live cattle in Brazil, and also from the company’s better commercial and operational management.

I would like to highlight here some important updates that we committed to last quarter. The first one is related to grains. We had mentioned that it would potentially have a gain of US$340 million in the year in relation to grain prices, now estimating at US$45 million, because, due to the drop in grain prices, mainly corn, we have already captured US$150 million in this quarter and we project to capture more than US$300 million in the second half. Regarding taxes, the monetization of tax credits of US$100 million has already taken place in the second quarter and, additionally, the tax refund of US$85 million in the United States has already entered US$30 million in this second quarter and the rest has already entered in July. Therefore, it will appear in the next earnings release.

Finally, we had mentioned a reduction of US$250 million in the year in finished goods inventory and there was already a reduction of approximately US$110 million in the second quarter. CapEx for the quarter was approximately R$2 billion, 51% of which for maintenance. Thus, considering the factors above, free cash flow for the quarter was positive by R$1.8 billion, or US$366 million.

Moving on to slide 14, we have the evolution of our debt profile. Net debt in the second quarter ended at US$16.7 billion, practically stable in relation to the first quarter. Adjusted EBITDA of US$903 million and working capital improvement of US$355 million were sufficient to pay a dividend of US$448 million, Capex of US$394 million and accrued interest of US$263 million.

Net interest expense for the quarter was $265 million, flat compared to the previous quarter. It is worth mentioning that 75% of the debt is in the form of dollar-denominated bonds with pre-fixed coupons. Leverage in dollars rose to 4.15X and in reais to 3.87X. The growth is explained by the 56% reduction in EBIT in the last 12 months ended in the second quarter of 2023 when compared to the same period of the previous year.

However, our average debt term is quite comfortable, at 9.3 years, with the first major maturity occurring only in 2027.

Let’s now briefly go through the business units. Starting with Seara, on slide 15, net revenue for the quarter fell 3% in the second quarter, reflecting lower global poultry prices due to global oversupply. On the other hand, profitability improved sequentially, as a result of operational corrections to the problems we faced in previous quarters. Furthermore, I would like to point out that the new breaded chicken plant inaugurated in the first quarter is at an accelerated pace of production and with good sales performance, further reinforcing the growth of the value-added portfolio.

Moving now to slide 16, JBS Brasil recorded stable net revenue in relation to the same period of the previous year. The export of fresh meat represented a growth of 10% in net revenue and 2% in the domestic market in the annual comparison. It is worth noting that the results for the first quarter were impacted by the self-embargo on beef exports to China after the confirmation of an atypical case of BSE, which ended up generating a larger stock of beef in the domestic market and a retraction in exports in that period. . Thus, with the end of the self-embargo and the favorable livestock cycle combined with a greater international demand for Brazilian beef, both sales and profitability were positively impacted in the second quarter.

Moving now to slide 17 and speaking from now on in dollars and in US GAAP, JBF Beef North America’s net revenue grew 5% in the quarter and the EBITDA margin was 1.4%. Although profitability still reflects the turn of the bovine cycle in the annual comparison, the improvement in sequential profitability reflects the favorable seasonality of the period and the operational and commercial improvements implemented during the second quarter.

Moving to slide 18, we have JBS, Australia. Despite the annual drop in consolidated net revenue, the EBITDA margin grew significantly to 8.6% under US GAAP and 9.5% under IFRS. This improvement mainly reflects the lower purchase price of cattle given the greater availability of animals due to the more favorable cycle.

Moving now to JBS USA Pork, net revenue for the quarter was 16% lower compared to the same quarter of the previous year. The main impact on the business unit continues to be the pork supply in the domestic market, which pressured the results for the period. On the other hand, according to the USDA, inventories are on a downward trend, which could benefit the rebalancing of supply and demand in the medium term.

Pilgrim’s Pride, on slide 20, showed a drop in net revenue of 7% in the second quarter in the annual comparison. In the United States, despite a still diverse scenario in the prices of products for the use of raw materials (the big birds), we were able to improve profitability through a more diversified portfolio, with a brand and in partnership with key customers.

In Mexico, the normalization of supply and demand linked to adjustments in the live chicken operation contributed positively to profitability.

Finally, in Europe, the positive trajectory of margin growth continued, driven by the continuous optimization of the industrial park, cost recovery efforts, consolidation of back office activities and increased partnerships with key customers.

So, I would like to open, then, for our question and answer session.

Q&A Session

Operator: Ladies and gentlemen, we will now begin the question and answer session. To ask a question, please type *1. To remove the question from the list, type *2.

Our first question comes from Thiago Bortoluci, from Goldman Sachs.

Thiago Bortoluci: Hi everyone. Good morning everybody. Thanks for the presentation and congratulations on the results. I would like to start with a question I think for Wesley about US Beef. Obviously, we understand that JBS’ starting base in the first quarter was a low base and we, in fact, started to see the improvement in efficiency here reflected in the second quarter result. [inaudible - audio glitch] when we talked about the overview, you indicated that you understood that the US Beef margin should be in your low single-digits for the year. Since then, we’ve had one of the competitors revise guidance downwards, spreads when we look at the market have been negative in recent weeks and it seems to me that demand is still tight. On the other hand, maybe even more efficient to capture going forward.

So, I would like to understand, with the information we have today, the evolution of the grilling season, if that low single-digit margin indication for the year continues or if there is any change in this panorama. And then I come back with a chicken question. Thanks.

Wesley Batista: Good morning, Thiago. As I started in the past quarters, we understand that there are improvements to be made at home. We made a lot of improvements, mainly in the commercial part, which is usually the fastest improvement and we made a lot of progress in our internal improvements in the more industrial parts, efficiency part, cost part, performance part. So, it’s progressing much further. Obviously we estimate until the end of the year for us to have our entire estimate of improvement in the industrial part in our expectation.

So, we improved the commercial part a lot and had a good evolution in the industrial part, but it’s still until the end of the year for us to achieve all the improvements we want.

We believe that, even given the result of the second quarter, which was a better result than the first quarter, we still believe that there is still about 2 percentage points of improvement margin that we can capture with the actions that the we have mapped it, so we continue to believe in this improvement from an internal point of view.

Speaking here of the outlook, speaking a little about how we are seeing the market, we really in the last few weeks, at the beginning of this third quarter, the spreads tightened, it’s normal after the 4th of July, on the hottest days of summer you have a little more a little tighter demand, but we have a very good estimate for the next holiday, which is Labor Day, and I think that the quarter you can only see the whole story of the quarter when we have seen this.

So, although we are aware of the challenge we have from the cycle point of view, I would not only look at this spread in the first half of the quarter to try to estimate the entire quarter because we have an important holiday at the beginning of September.

From the point of view of the cycle as a whole, without a doubt, we are seeing cow slaughter, mainly cattle production cows, beef cows, not dairy cows, beef production, slaughtering, reducing a lot, almost 14 % year to date, even today in the year compared to the past, it is a very relevant drop, and we see this as an indicator that the herd will start to rebuild given the weather conditions, if they continue well we will be able to rebuild the herd.

Finally, just to say, without a doubt, we think that we will be in the most challenging period of the cycle, both this year and next year, but we continue to believe in low single-digits for the business beef in the United States.

Operator: Ladies and gentlemen, to ask a question, just type *1. To leave the queue, type *2. We ask everyone to wait while we are collecting the questions.

Our next question comes from Thiago Duarte, from BTG Pactual. Please, Mr. Thiago, may you proceed.

Thiago Duarte: Thanks for the opportunity. I would like to start by asking a reasoning similar to this discussion in the previous question, but applied to Seara. In the last quarter, Seara also discussed operational issues that needed to be addressed, such as beef in the United States, the Tomazoni in his opening speech mentioned here that they are being addressed. I remember, if I’m not mistaken, in our last conversation, you were talking about something like 2 to 3 percentage points of impact on Seara due to these effects.

I would like to understand, when we look at this number for the second quarter, how much of this, let’s say, this deficiency when we look at the EBITDA margins they are already remedied and how much that could still come in a reasoning similar to what the Wesley made for beef in the United States just now. That would be the first.

The second question is about Australia. As this division has other assets, there is Primo, for example, inside, I don’t know if you can dissect a little for us what would be the margin of the beef operation itself given the magnitude of the improvement and the favorable cycle, it would be interesting to be able to purge from the other operations in Australia. What you can give by heart in relation to this would be interesting.

And finally, taking advantage of Wesley’s outlook for beef in the United States for the rest of the year, I would like to ask him how he sees next year. Because when we look at the prospects, the assumptions of the USDA, for example, we are looking at a reduction in the availability of cattle for additional slaughter next year and at an even greater intensity than this year.

I ask you, Wesley, how do you understand that the industry will react, the slaughterhouse industry will react. When cattle availability was in excess a few years ago, 2-3 years ago the industry operated at 100% capacity utilization and captured very good margins. How do you understand that the industry will react in a scenario of lower availability, greater shortage of cattle? And I imagine that the capacities used will drop a lot. So that would be the third point. Thank you very much.

Gilberto Tomazoni: Thiago, thanks for the question. I’ll start here by answering about Seara and Australia and then Wesley will come in and talk a little about this issue of the meat industry in the United States.

So, about Seara, as we spoke and you remembered exactly what I said at the last meeting, we said that we had identified at that time that gap of 2 to 3%, which was in part of Seara’s chicken operation. Well, I want to say that every time – Wesley even commented – that you make changes to your production process that you look for efficiencies in both productivity and yield, they are slower to occur because they take time. You identify it, you take corrective actions, but until it comes in full to be captured, it is slower than in the commercial area when you identify a commercial improvement.

I can say here in this quarter what we were able to capture as a benefit was around 1% of EBITDA. But when we were checking, deepening our work, we identified other opportunities and that today I would tell you that we have an additional 3 to 4 percentage points in Seara’s margin, and that they are being forwarded and that we believe that they will come over the coming quarters.

As for Australia, the issue of Australia we have not opened, as you said, we have Australia as a whole, we, first, we have not opened Australia, this year we opened Australia as a whole. What can I tell you, because you say “ah, there’s Primo, there’s Huon, there’s pork”, our big business there is a bovine business. This margin that is there, what can I tell you so as not to give details of these margins, and that in this specific quarter Primo’s margin was below the margin we published. It’s because? It is usually higher than the margin for other deals. However, there was a problem with a logistics company, the largest logistics company in Australia, which had a bankruptcy process. With that, it disrupted the entire distribution system and caused a disruption in our operating model, which was adjusted, we went after it, it is already solved, but which caused this level of disturbance that the specific margins in that period were lower than the margin that we publish.

So, the beef margin, if you were to look there, beef just like beef, it is higher than what we disclose there.

Wesley, could you answer this question about beef in the United States?

Wesley Batista: Yes. Thiago, good morning. Undoubtedly, the year 2024 will be a year that will have a smaller supply of cattle and, consequently, the capacities that you have today will operate less because you have less cattle available, this is already a given number, this is not a number that is in doubt. And this is normal, because whenever you have herd reconstruction, the heifers that you had going to slaughter, now they go to production, they will become matrices and, despite being a great sin al in the medium/long term, without a doubt in the very short term it tightens the higher offer.

So, without a doubt, this will be the scenario for 2024, we expect that 2024 will be a more difficult year, which starts to recover in 2025 and, within this scenario, Thiago, I have no doubt, we have no doubt none, it’s what we’re focusing on, that the things we control and these internal actions of ours will be what will make the difference next year. But, without a doubt, it will be a year with a smaller supply of cattle than this year.

Thiago Duarte: It’s very clear, thank you very much.

Operator: If you have a reinforcing question, type *1. To dequeue the question, type *2.

The next question comes from Ricardo Alves, from Morgan Stanley. Please, Ricardo, may you proceed.

Ricardo Alves: Good morning everyone, thank you for the call. I would like to go back to that point we discussed a lot in the first quarter, Guilherme, about working capital. By the way, you already mentioned some numbers, if you can even repeat specifically the point of gain that you expect in the second semester with grains.

Regarding biological assets and perhaps the line of suppliers in the second quarter, I think these were the lines that maybe we expected even a more significant improvement, suppliers still had a cash consumption, for example. So, if you can also, in line with working capital, give your view of suppliers going forward.

And, at the same time, on the other hand, a more positive surprise in the cash generation that we had, were the receivables, but I would just like to understand in receivables if there is something non-recurring here or if there was something specific that helped more this quarter. So just a little more detail on working capital, which was a relevant discussion last quarter.

And my second question, also for you, Guilherme, obviously, after the announcement of the dual listing, I believe, in my conversations this has been a very recurring discussion, I think mainly with foreign investors. So, I just wanted an update on how the process is going, if there is any update regarding the SEC’s green light regarding timing, for example. But I think that perhaps the most important discussion for us would be in the studies that you have been doing on the listing, what is your most current response to what I would say is the main concern of some investors today, the liquidity of the shares after the listing, especially the case of BDRs, is a recurrent discussion as well. But, even thinking about class A shares, there is this discussion of shares leaving local indices, but eventually entering indices abroad. So I think this is a very timely discussion. So if you can give your latest thoughts it would be very important for us. Thank you very much.

Guilherme Cavalcanti: Thanks for the questions, Ricardo. So, starting with working capital, we had foreseen a release of working capital for grains of US$340 million in the year, in the second, third and fourth quarters, but the harvest in Brazil is going very well, it rained again in the States United States and the crop there is also very good, so we managed to capture US$150 million in this second quarter and, based on future prices, we capture another US$300 million in the second half, third and fourth. So, in total, US$450 million in the year, above the 340 million that we had forecast in the first quarter.

Inventories, as I said, which we expected to be US$240 million in the year, we released US$110 million in this second quarter, taxes that we had US$185 million in the year, we already released US$130 million in this quarter, and there is still 55 that entered in July, and we were able to manage Accounts Receivable and Accounts Payable more actively. The Accounts Payable, we always open, you can see that we open the line there of the withdrawn risk, and they are levers that when we have low leverage, as is our case, we don’t need to use those hands levers. Now, at a time when our leverage is higher, as we have not been using these levers, as other more indebted companies have always done, we had all this leverage to be able to do this quarter.

Then, obviously, looking forward, usually these levers that you do once and for all, you do it once and then only the deltas count towards the increase in free cash flow.

But let’s remember that in the first quarter of this year, you always have, at the end of the year, a postponement of payments for raw materials, mainly for cattle ranchers in the United States and Brazil, which you transfer the payment to January. The effect of this year – remember the first quarter? – was US$440 million. So, this depends on the sales we have there, we cannot guarantee that it will be the same volume, but generally we have a significant volume in the line of suppliers in the fourth quarter for the first quarter, what I said, last year it was this magnitude of US$440 million. So, it is a significant potential that we have in terms of suppliers, which always happens in the fourth quarter.

Remembering that we consumed US$1 billion in working capital in the first quarter, we have already released 355 and with the operating cash flow and continuing, as I mentioned about grain items and etc., today the best estimate is that we really don’t have a consumption of working capital in the year and that we have enough free cash flow for us to cover what we consumed in the first quarter and even have some free cash flow left over, as happened in the second quarter , that we had a surplus of free cash flow and with that we were able to pay the dividends without increasing the net debt.

So, now moving on to the issue of the listing, this is a very interesting point that you asked, because, in fact, when listing in the United States, we leave the Ibovespa, we leave the MSEI Latin America, but at the same time the people can enter the Russell index, which, if you see other IPOs that happened of Brazilian companies listed there, they took about 3 months to enter the index

Look, the entire Bovespa, if you take the entire Bovespa market cap, it’s US$920 billion, and the indices that follow the Bovespa are a percentage of that. The indices that follow Russell’s benchmark, they reach US$10 trillion. So, like this, the size of passive funds that follow the Russell indices are much larger, and we can enter, for example, the MSEI mid cap in the United States, which is also a much larger index than the MSEI Latam.

And, finally, depending on the criteria, like, as we have more than 50% of our revenue in the United States and now, in May of this year, S&P Global started to accept 2 classes of shares for all its indices, we can apply and, obviously, you have to meet some criteria and you have to wait for a company to come out, for example, for the S&P 500 if the market cap reaches US$13-14 billion, which is one of the criteria. But it is a possibility for the future, we can apply and see what we need to enter the S&P indices, but we will enter the Russell indices

Obviously, you can have a flow when people leave these indexes in the first moment of the BDR, you have this exit of who was in these Bovespa indexes, for example, but that will be a good opportunity for those who want to buy and take advantage of this moment that will have when we enter the other indices. So I think that’s it. I think it more than makes up for the size.

Let’s remember that the NYSE plus Nasdaq has a market cap of US$50 trillion, while the Bovespa has a market cap of less than US$1 trillion. It is worth seeing what happened to our bonds, when we registered our bonds with the SEC, we became part of the Investment Grade Bloomberg Barclays index. We are now the sixth largest weight in this index. If you take it, we are at 4.5% for some JBS bonds and 1.2 for PPC bonds, that is, 5.7%. Ambev, Pepsico, Coca-Cola, Kraft Heinz and Constellation Brands are ahead of us. We are the sixth largest weight, and that was what helped, if you look at the drop in our spread over treasury of 1% since May 19th. Our spread differential for Tyson, which was 1.5%, is now 0.9%.

Where did this part of this demand likely come from? That’s when we became part of this Bloomberg Barclays index, passive funds that follow the food & beverage bond index become part of this index when buying JBS because we are part of this index.

So, something similar can happen when we enter these other indices.

And in terms of BDR liquidity, again, if you have BDRs and shares there, there are several communicators. The company’s intrinsic value does not change, for example, Vale has shares on Bovespa and has ADRs in New York. One does not take away the liquidity of the other because the value adjusts to each trade because, in the end, they are the same shares that you are just changing custody.

So, basically, these are the effects we expect in the case of double listing.

Ricardo Alves: Very clear, Guilherme, thanks for the answers.

Operator: Our next question comes from Thiago Bortoluci, from Goldman Sachs.

Thiago Bortoluci: Hey guys, thanks for taking my question again. I fell for the first one. I wanted to do a chicken follow-up. We have been listening to this topic about global supply for a long time. When we look at market numbers, it seems that in the United States this supply is starting to adjust [incomprehensible] placements are down slightly year on year. Here in Brazil, at least Pimco still shows a year-on-year expansion in placements. So, given your geographic capillarity, I would like to hear a little bit about how you are seeing this balance between supply and demand for chicken in the world and specifically how it is evolving in Brazil and the United States.

Gilberto Tomazoni: Thank you, Thiago. I think your interpretation is correct, in the United States we see the beginning of a reduction in placements. In Brazil, when you look at the closed year compared, the closed period you see growth, but when you look specifically at the short term, you also see a moment of reduction in supply. And in Europe it is no different, in the same way we have the same perception of what is happening in Europe.

What happened with the chicken business is that the sector, which was coming from a very strong pandemic stimulus last year and which was always chasing demand, prepared itself for greater demand, which did not happen because an income that was not available or an income that was diverted for other purposes and did not come for consumption. Prices, in fact, they reduced, but at the point of sale there was no reduction in the consumer price, which did not stimulate the increase in consumption. So when you combine those 2 things, you see higher supply and weaker demand.

The advantage of chicken is that its cycle is very fast, so the industry is able to organize itself, adjust itself, adjust to these demands in a very short period, very different from what is the issue of beef. So, what we are seeing now is that supply is starting to adjust and at the same time we are starting to see an increase in consumption, an increase in demand. So, I think these 2 forces are still tenuous, but together they become a good indication that we will see an adjustment in demand in the long term.

Thiago Bortoluci: It’s clear. Thank you, Tomazoni.

Operator: Our next question comes from Isabella Simonato from Bank America.

Isabella Simonato: Good morning everyone, Tomazoni, Guilherme, Wesley. Got 3 quick stitches. In fact, the first one is about Seara. If you exclude it, I don’t know if it’s possible to isolate a little this operational effect that you mentioned, as you are seeing a fifth profitability performance between the foreign market and the domestic market. What made up this margin for the second quarter?

And exploring this operational issue a little more, we are a little surprised with what has been happening since the first quarter and, at the same time, with this opportunity for so many improvements. If you could give a little more detail on what your opportunities are about and what you have and what were the intercurrences there during the first semester so that we have a little more visibility of where this improvement comes from, Tomazoni, that you mentioned about the 3 percentage points going forward.

My second point would be in relation to US Pork, always a slightly more volatile division with a little less visibility. If you could give a little more color on what you are expecting in the pork segment in the second half of the year.

And finally, Guilherme, if you could just go back, apart from the gain in grains that you had that you expect in the second half, the fiscal issue, which unfortunately I couldn’t get to when you mentioned it at the beginning of the call. Thanks.

Gilberto Tomazoni: Isabella, thanks for the question. So, Seara is a slightly different moment for us to understand that it is normal for Seara. First, as I commented last quarter and already in the previous questions, in response to previous questions, we have operational opportunities that range from the entire production part, which is from the agricultural part to the industrial part, and then income, increase in yield, increased productivity for both parties, for this entire chain.

So, when I told you we capture at the beginning I said 2 to 3, then when we go into detail, we go plant by plant, operation by operation, you will find the opportunity gaps that you have. So, what I said about 2 to 3, and we captured 1 at that moment because we already took the measures, they are, so, we estimate that we have more than 3 to 4% of percentage margin and in this part of the operation.

There is another issue, which you mentioned there, which is this commercial issue, which is a question of price. This question of price, it is a question of conjuncture. So, we faced this quarter, just like we faced there at the beginning of the year, the small chickens, which are the chickens that we sell mainly to the Gulf region, they had very depressed prices given the supply we had for this region as a whole. So, this already has a clear demonstration of change. In addition to small chicken, which is a specific thing, which is a more localized market, we also had, as a set of things that happened, the prices of cuts in general also decreased throughout this quarter. Now, at the end of the quarter, they already show signs that, again, what I said in response to the question before, you have a greater stimulus to consumption at the moment than the retails start promoting chicken and at the same time you have an adjustment that happens in the offer, which is small, but that starts to happen, when you put these 2 factors together, they are important factors together.

So, the foreign market, the chicken business, was greatly affected due to these issues that I mentioned, the small chicken and the cuts in the international market.

The other question you raised, I don’t know if I answered them all, Isabella. Was something missing from Seara? Please, if you can, if I didn’t answer, rephrase the question.

Isabella Simonato: It was if you could give a little more color about the margin difference that is happening in the domestic market and in the foreign market. I don’t know if you guys don’t break that down exactly in detail, but any views on that.

Gilberto Tomazoni: So, the chicken issue, it wasn’t just in the international market, it was also in the domestic market. This increase that we saw in the chicken offer also happened in the domestic market. Also, in the domestic market, we had a challenging quarter in terms of chicken prices.

Industrialized products continue to be in good demand, our volumes continue to grow, the Seara brand continues to increase penetration, it has a repurchase rate that continues to increase and the brand today, the preference has increased a lot, and now we have all this volume that we have additional that it was restricted for a long time with some categories that it could not grow because there was no product available, now we are going to start having, like I mentioned in my opening, the breaded products that are doing very well, now over time we will increase with several product lines over the next few quarters.

Obviously, this fact of starting with the line, first of all, it brings the cost because it brings commissioning, you have to have a whole cost installed for a factory to start operating. So, obviously, the cost per kilo when you start producing in the first few months is far from the reality of what is normal when you have the factory in full operation. So, Sara suffers from having made investments in greenfields and putting these greenfields into operation. So, there is a cost there in the middle of a space for it to happen.

So, it’s a set, that’s why we’re very optimistic with Seara, because it’s a set of things, it’s a cost that is being placed to be able to ramp up the investments that were made, and they weren’t a few, in the last 4 years we have invested R$8 billion. So, there are investments, there are capabilities that are coming, and there is a cost, not just making a physical investment. It has a cost. And then operational opportunities, which I mentioned, and this issue of balancing chicken demand and supply.

Wesley Batista: Isabella, good morning. Answering here about US Pork, actually, US Pork is one of our businesses, if you look at the time, it is not a very volatile business, it is a reasonably stable business within our business. Recently, we have seen, in recent years, the American industry has grown in pork production, very much linked to external demand, much to the issue of China, which had a very large demand in recent years and is now experiencing an adjustment scenario. Within this business, we consider, Isabella, that we perform... we are very satisfied with the performance of the business, both operational and commercial, it is a very stable business of ours, so, within what we look at what opportunity internally, we are very confident with the performance of our business, I think it is performing well within the current scenario.

And our outlook, in general, is positive. We see demand, we see that pork meat in the United States in the domestic market has competitive potential, especially with a lower supply of beef, we have seen this, a lot more promotion here in the domestic bacon market recently, there has been this market movement was quite relevant. Also, in terms of exports, we have seen Europe significantly reduce production and, not only exports, but even more production, even more exports of European meat, which is a relevant supplier in the foreign market, so we are seeing exports Americana almost 10% higher year on year.

So, from the demand point of view, we are confident and, in terms of supply, we have recently seen in the official data a greater slaughter of sows, which already shows the beginning of an adjustment, we perceive that the States United States, mainly the more inefficient, older farms, we are seeing a reduction in the number of doors in these large ones, which should have a better scenario for next year, so demand and supply equalize. And, in addition, we are seeing the issue of grain, which, like it or not, a grain below US$5 per bushel here in the United States, obviously we carry the pork grain, it has a cycle that is not as short as the chicken, so we carry the grain for a longer time, but this will be relevant in total.

So, we look at all this together, we see a third quarter, we have better expectations, although we are only halfway through it, the fourth quarter is still early to say, but, in general, the We are confident that our business will resume at historic levels. Again, it’s a reasonably stable business. If you look at the last 10 years of our publishing, you see that it’s been a reasonably stable business.

Guilherme Cavalcanti: Regarding the tax part, Isabella, so you pay tax in the United States according to the projection, last year, remember, the fourth quarter of 2022, it was worse than we expected, so we ended up paying more tax and then this generates a credit, it generated a credit of US$85 million and we have already used US$30 million in this quarter and US$55 million in July. So, we already recovered that. In addition, I had mentioned in the first quarter the potential to sell US$100 million in tax credits, monetize tax credits, we already managed US$100 million in this second quarter, there is still some potential for the rest of the year, but as it depends on the market, the right price, I prefer not to advance anything, anything that comes will be an additional gain in new tax credits.

Isabella Simonato: It’s very clear, thank you.

Operator: Our next question comes from Gustavo Troiano, from Itaú BBA.

Gustavo Troiano: Good morning, everyone. Thanks for the opportunity. There are 2 points that I would like to explore, the first one about Seara, and then taking a hook on a comment about the ramp-up of the new plant, it would be very useful to hear from you a bit about the update on the maturation level. It was said that at the beginning of the operation there is a slightly higher cost to produce, naturally this should be diluted as the scale increases, but I would like to hear from you how you are imagining the ramp-up curve of this specific plant for 2023-2024. That would be the first question.

And the second point I wanted to explore, folks, [is about Australia. It was a positive surprise in the quarter, you already mentioned that a large part of this came from the beef business, which is the most relevant, but the cost of the animal has been falling sequentially since the first quarter of 2022 and now we have seen a significant expansion of margin, despite Primo’s margins being even a little more pressured than the segment’s average margin.

In the last few quarters, we discussed a little about some impasses related to the lack of labor in the region. I would like to hear from you an update in this regard, if this headwind still exists and the cost of the animal, the fact that it continues to fall, more than offset this dynamic or if we saw any changes here at this point, already taking the opportunity to understand what we can expect this region to go forward, considering that cattle costs continued to drop and then with this labor update also in the personal region. Thanks.

Gilberto Tomazoni: Gustavo, thanks for the questions there. I’ll start by answering about Seara’s question. There are several plants, there are several categories that we talked about, we said that we had there, during the calls in the past, that we would have an increase of around 10% in Seara volumes. It’s hard for me to make a prediction because each case is different. There are plants that are super automated, the cost has a much smaller impact than the cost when I have a hiring of labor, which has the training that has to adapt people to the production process, to the levels of operational excellence that we want.

So, I understand that this is an important question, we can later try to work with you with the IR to give more details about this, but it is not possible to, like, make an estimate based on the ramp-up, for example. What I can tell you is about real things that are happening. We set up a breading factory in Rolândia, the factory we had a forecast to make the factory reach its potential by the end of the year and the factory is already operating at full capacity. So, it was surprising in this specific case, which was much faster than we had anticipated, and now we are already thinking about other stages of the plant itself.

But, like this factory, we have an expansion of many factories that were made, so each case is different and we could try to explore. I think your question is important, but it’s difficult to give you a number on that.

The other question regarding Australia, we said that the ox was in the field, that the supply had increased, but given the very favorable climatic conditions in the second half of the year, the cattleman was still holding the ox in the field because it was still profitable to do that. in this second of the quarter, which we are presenting there, the flow of animals available for slaughter began to increase. The potential is still not all of what we have, because, for example, the feedlots were still fed with replacement animals at a higher price and grain at a higher price. So, over time, we will also have a reduction in the cost of animals that come from confinement. Those who come from the grass side already have the full benefit.

Yes, Australia’s great challenge to increase production today is manpower, it is the availability of manpower, and not only the availability of manpower that you can attract from other countries, but also the availability of houses for these people to live in. So, we have managed (not now, for a long time) predicting that we would have this increase in supply to enable us to increase production.

What we have done so far is, for example, add more days, you were operating not every day of the week, now you have completed the week. Now the next step is to start a second round. So, Australia will still pass in the next few years, I think that more, we will have more than 2 years there, that we will have a very strong supply of animals. This issue of manpower, we even have a program here in Brazil, not only in Brazil, but all over the world, which is called Brasil Sem Fronteiras, in which we create opportunities for our people, our employees, so that they can go to work there in Australia, for example. So, there is a whole process of being approved, of having the visa approved, it is a process that takes time, but that allows people to make a very important professional and social growth.

Gustavo Troiano: Thank you, it’s very clear.

Operator: Our next question comes from Leonardo Alencar, from XP.

Leonardo Alencar: Good morning, Tomazoni. Good morning, Cavalcanti. First of all, congratulations on the results. Maybe I just wanted a follow-up. You commented on the results in Australia, it was really a positive surprise. Can we have a little color in relation to the margin of fish, not only in the second quarter, but what is a benchmark? Even to know what is conjunctural, what is something a little more structural, at least a direction in that sense.

And the second point has to do with Chinese demand. We observe that in terms of exports, even if it is a smaller portion of JBS, but China is still a significant portion and has seen erratic movements in China, an increase in the price of pork, a final improvement in the price of beef. But as you have other supply platforms for China, including Australia, I would like you to read how you are seeing demand, the health of this demand, what is the expectation for the second half, because it has been a frustration at the resumption. If you could pass a little more color, I’d appreciate it.

Gilberto Tomazoni: Leonardo, about Australia, it’s part of salmon in Australia, I even commented in my opening that we are quite satisfied with the salmon business, the margins have variability, they are also seasonal, depending on the season, but they vary from 18 to 25% that we have. So, it has a variation according to seasonality in terms of that. So, it’s a business that has proven to be very profitable for us, which points to a success in our decision to build another avenue of growth in the aquaculture business, and our objective, as I have reiterated on other occasions, is to make this business what we did with chicken, what we did with pigs. It is a business that is doing well and promises a lot and that was already a focus and with this performance that it has demonstrated and our ability to manage it has reinforced our conviction that this is a path that we will focus on the company’s growth.

The question of China, I will answer here, then Wesley is at ease, or Guilherme, if you want to add, because nobody has all the answers related to this market here.

But what I see is that this demand, looking a little more at the long term (then we come to the short term) is that the demand for beef is mainly structural. Per capita consumption in China, in particular, is very low per capita consumption compared to the rest of the world. So, the beef cycle is longer, so the demand for beef will continue because of that. Furthermore, when we look at population growth by 2050, we see that population growth comes from Asia and sub-Saharan Africa. So, we’re going to, over the next few years, we’re going to experience continued growth in protein demand from Asia.

Then I say, where our business will benefit more is with beef, because it is a longer cycle and the demand, the increase in purchasing power it happens faster than the cycles of the animals to attend to, in addition to all the challenge of cattle production there. But we are speaking structurally.

The pork issue and the chicken issue will continue, it will always continue to be a complement to what is produced in the region, especially when I am talking about China. Obviously, Japan already has a demand that, if you look back over the last 5-10 years in Japan, consumer demand in Japan had a slight increase. It’s not a big growth. So, like, Japan has a balance between imports and exports, which is that. But other more relevant countries, like Taiwan, like Korea, like all the countries that are located in that region, they will be demanding protein.

So, we know that globally we need to produce 70% more protein by 2050 to meet global consumption, what consumption will have. So, yes, I see that in the short term we see this issue of the Chinese economy in the short term, and we had this thing with the lockdowns in China, then the lockdown opened and then there was a stock of products that was not consumed, then there was the problem of BSE in Brazil, then there was that large volume of product that was in the waters, then it entered all at once, then obviously it fell, there was a depression in prices, but I’m already coming back, prices are already recovering.

So, I am quite optimistic about consumption in China.

Leonardo Alencar: That’s great. I appreciate the detail, thank you very much.

Operator: We are now closing the question and answer session. We now turn the floor over to the global CEO of JBS, Mr. Gilberto Tomazoni, for his final remarks.

Gilberto Tomazoni: I want to thank all of you for participating in this conference call. Thanks to you who have been following us, thanks to the shareholders who have supported us, our suppliers and our 260,000 employees, who, with their hard work and dedication, have made this company one of the largest food companies in the world. Thank you very much.

Operator: The JBS conference call is now closed. We appreciate everyone’s participation and wish you an excellent day.